

SECRETARY OF STATE

STATE OF NEVADA

CORPORATE CHARTER

I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **AUTOBRAG INC.**, did on March 9, 2006, file in this office the original Articles of Incorporation; that said Articles of Incorporation are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.



IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on March 10, 2006.

DEAN HELLER
Secretary of State

By

Certification Clerk



DEAN HELLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4298
(775) 684 5708
Website: secretaryofstate.biz

Articles of Incorporation
(PURSUANT TO NRS 78)

Entity #
E0172602006-9
Document Number:
20060150317-35

Date Filed:
3/9/2006 11:15:02 AM
In the office of

Dean Heller
Secretary of State

Important: Read attached instructions before completing form.

ABOVE SPACE

1. Name of Corporation:	**AUTOBRAG INC.**

2. Resident Agent Name and Street Address:
(must be a Nevada address where process may be served)

The Corporation Trust Company of Nevada
Name

6100 Neil Road, Suite 500	Reno,	**NEVADA**	89511
Street Address	City		Zip Code

Optional Mailing Address	City	State	Zip Code

3. Shares:
(number of shares corporation authorized to issue)

Number of shares with par value: 100,000,000 Common Par value: $ 0.001
10,000,000 Preferred Par value: $ 0.001

Number of shares without par value:

4. Names & Addresses, of Board of Directors/Trustees:
(attach additional page if there is more than 3 directors/trustees)

1. Danny Chan
Name

113 W. G St. #137	San Diego	CA	92101
Street Address	City	State	Zip Code

2. Anthony Robert Turnbull
Name

1640 10th Avenue #306	San Diego	CA	92101
Street Address	City	State	Zip Code

3.
Name

Street Address	City	State	Zip Code

5. Purpose:
(optional-see instructions)

The purpose of this Corporation shall be:

6. Names, Address and Signature of Incorporator:
(attach additional page if there is more than 1 incorporator)

Danny Chan
Name

X [signature]
Signature

113 W. G St. #137	San Diego	CA	92101
Address	City	State	Zip Code

7. Certificate of Acceptance of Appointment of Resident Agent:

I hereby accept appointment as Resident Agent for the above named corporation.

[signature]
Authorized Signature of R.A. or On Behalf of R.A. Company

03/08/06
Date

Kathleen C. Gariepy, Asst Secy

DA.AA/880785.1

Schedule A
Attached to Articles of Incorporation of

AUTOBRAG INC.

Article 3. Shares

(a)   Authorized Capital Stock. The Corporation is authorized to issue a total of 110,000,000 shares, divided into the following classes of stock:

    (i)   100,000,000 shares designated as "Common Stock", with $0.001 par value per share; and

    (ii)   10,000,000 shares designated as "Preferred Stock", with $0.001 par value per share.

(b)   Common Stock. Except as otherwise required by law, the Articles of Incorporation or as otherwise provided in any Directors' Resolution, all shares of Common Stock shall be identical and the holders of Common Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote.

(c)   Preferred Stock. The Board of Directors of the Corporation is authorized to determine the number of series into which shares of Preferred Stock may be divided, to determine the designations, powers, preferences and voting and other rights, and the qualifications, limitations and restrictions granted to or imposed upon the Preferred Stock or any series thereof or any holders thereof, to determine and alter the designations, powers, preferences and rights, and the qualifications, limitations and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock or the holders thereof, to fix the number of shares of that series, and to increase or decrease, within the limits stated in any resolution of the Board of Directors originally fixing the number of shares constituting any series (but not below the number of such shares then outstanding), the number of shares of any such series subsequent to the issuance of shares of that series.

(PROFIT) INITIAL LIST OF OFFICERS, DIRECTORS AND RESIDENT AGENT OF FILE NUMBER

AUTOBRAG INC.
(Name of Corporation)

Entity # E0172602006-9
Document Number: 20060150319-57
Date Filed: 3/9/2006 11:15:02 AM
In the office of
Dean Heller
Secretary of State

FOR THE FILING PERIOD OF ______ TO ______

The corporation's duly appointed resident agent in the State of Nevada upon whom process can be served is:

The Corporation Trust Company of Nevada
6100 Neil Road
Suite 500
Reno, Nevada 89511

A FORM TO CHANGE RESIDENT AGENT INFORMATION CAN BE FOUND ON OUR WEBSITE: secretaryofstate.biz

Important: Read instructions before completing and returning this form. THE ABOVE

☒ Return one file stamped copy. (If filing not accompanied by order instructions, file stamped copy will be sent to resident agent.)

1. Print or type names and addresses, either residence or business, for all officers and directors. A President, Secretary, Treasurer, or equivalent of and all Directors must be named. Have an officer sign the form. *FORM WILL BE RETURNED IF UNSIGNED*
2. If there are additional directors attach a list of them to this form.
3. Return the completed form with the $125.00 filing fee. A $75.00 penalty must be added for failure to file this form by the last day of first month following the incorporation/initial registration with this office.
4. Make your check payable to the Secretary of State. Your canceled check will constitute a certificate to transact business per NRS 78.155.
5. Ordering Copies: If requested above, one file stamped copy will be returned at no additional charge. To receive a certified copy, enclose an additional $30.00 per certification. A copy fee of $2.00 per page is required for each additional copy generated when ordering 2 or more file stamped or certified copies. Appropriate instructions must accompany your order.
6. Return the completed form to: Secretary of State, 202 North Carson Street, Carson City, NV 89701-4201, (775) 684-5708.
7. Form must be in the possession of the Secretary of State on or before the last day of the first month following the incorporation/initial registration date. (Postmark date is not accepted as receipt date.) Forms received after due date will be returned for additional fees and penalties.

FILING FEE: $125.00 LATE PENALTY: $75.00

CHECK ONLY IF APPLICABLE:

☐ This corporation is a publicly traded corporation. The Central Index Key number is: ______

☐ This publicly traded corporation is not required to have a Central Index Key number.

NAME	TITLE(S)			
DANNY CHAN	PRESIDENT & DIRECTOR (OR EQUIVALENT OF)			
ADDRESS		CITY	ST	ZIP
113 W. G St. #137		San Diego	CA	92101
Anthony Robert Turnbull	SECRETARY, TREASURER & DIRECTOR (OR EQUIVALENT OF)			
ADDRESS		CITY	ST	ZIP
1640 10th Avenue #306		San Diego	CA	92101
NAME	DIRECTOR (OR EQUIVALENT OF)			
ADDRESS		CITY	ST	ZIP
NAME	DIRECTOR			
ADDRESS		CITY	ST	ZIP
NAME	DIRECTOR			
ADDRESS		CITY	ST	ZIP

I declare, to the best of my knowledge under penalty of perjury, that the above mentioned entity has complied with the provisions of NRS 360.780 and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

X Signature of Officer ______ Title President & Director Date 3-8-2006

Nevada Secretary of State Form INITIAL LIST-PROFIT 2003
Revised on: 10/08/03

DLAS/E0790.1

State of California
Secretary of State



I, BRUCE McPHERSON, Secretary of State of the State of California, hereby certify:

That the attached transcript of ___1___ page(s) was prepared by and in this office from the record on file, of which it purports to be a copy, and that it is full, true and correct.



IN WITNESS WHEREOF, I execute this certificate and affix the Great Seal of the State of California this day of

NOV 2 0 2006

BRUCE McPHERSON
Secretary of State



F

06-726946

State of California
Secretary of State

21

STATEMENT OF INFORMATION
(Foreign Corporation)

FEES (Filing and Disclosure): $25.00. If amendment, see instructions.
IMPORTANT — READ INSTRUCTIONS BEFORE COMPLETING THIS FORM

1. CORPORATE NAME (Please do not alter if name is preprinted.)

Autobrag Inc.

C2597481

FILED
In the office of the Secretary of State of the State of California
NOV 17 2006

CC

This Space For Filing Use Only

DUE DATE:

CALIFORNIA CORPORATE DISCLOSURE ACT (Corporations Code section 2117.1)

A publicly traded corporation must file with the Secretary of State a Corporate Disclosure Statement (Form SI-PT) annually, within 150 days after the end of its fiscal year. Please see reverse for additional information regarding publicly traded corporations.

NO CHANGE STATEMENT

2. ☐ If there has been no change in any of the information contained in the last Statement of Information filed with the Secretary of State, check the box and proceed to Item 11.

If there have been any changes to the information contained in the last Statement of Information filed with the Secretary of State, or no statement has been previously filed, this form must be completed in its entirety.

COMPLETE ADDRESSES FOR THE FOLLOWING (Do not abbreviate the name of the city. Items 3 and 4 cannot be P.O. Boxes.)

3. STREET ADDRESS OF PRINCIPAL EXECUTIVE OFFICE	CITY AND STATE		ZIP CODE
10225 Barnes Canyon Road Suite A211	San Diego CA		92121
4. STREET ADDRESS OF PRINCIPAL BUSINESS OFFICE IN CALIFORNIA, IF ANY	CITY	STATE	ZIP CODE
10225 Barnes Canyon Road Suite A211	San Diego	CA	92101

NAMES AND COMPLETE ADDRESSES OF THE FOLLOWING OFFICERS (The corporation must have these three officers. A comparable title for the specific officer may be added; however, the preprinted titles on this form must not be altered.)

5. CHIEF EXECUTIVE OFFICER/	ADDRESS	CITY AND STATE	ZIP CODE
Danny Chan	113 West G St #137	San Diego CA	92101
6. SECRETARY/	ADDRESS	CITY AND STATE	ZIP CODE
Adilson Kruger	3813 Leland Street	San Diego CA	92106
7. CHIEF FINANCIAL OFFICER/	ADDRESS	CITY AND STATE	ZIP CODE
Anthony R. Turnbull	1640 10th Ave #306	San Diego CA	92101

AGENT FOR SERVICE OF PROCESS (If the agent is an individual, the agent must reside in California and Item 9 must be completed with a California address. If the agent is another corporation, the agent must have on file with the California Secretary of State a certificate pursuant to Corporations Code section 1505 and Item 9 must be left blank.)

8. NAME OF AGENT FOR SERVICE OF PROCESS

Adilson Kruger

9. ADDRESS OF AGENT FOR SERVICE OF PROCESS IN CALIFORNIA, IF AN INDIVIDUAL	CITY	STATE	ZIP CODE
3813 Leland Street	San Diego	CA	92106

OFFICE OF THE SECRETARY OF STATE

TYPE OF BUSINESS

10. DESCRIBE THE TYPE OF BUSINESS OF THE CORPORATION

Auto dealer, autobroker, and auto information provider

11. THE INFORMATION CONTAINED HEREIN IS TRUE AND CORRECT.

Danny Chan		CEO	11/17/2006
TYPE OR PRINT NAME OF PERSON COMPLETING THE FORM	SIGNATURE	TITLE	DATE

SI-350 (REV 05/2005)

APPROVED BY SECRETARY OF STATE

THE NEVADA AGENCY AND TRUST COMPANY

Established 1903

April 3, 2007

Mr. Danny Chan
10225 Barnes Canyon, Suite A211
San Diego, CA 92121

RE: ANNUAL LIST OF OFFICERS AND DIRECTORS
AUTOBRAG INC.

Dear Mr. Chan:

The Annual List of Officers, Directors and Agent for the above-captioned corporation was filed with the Secretary of State of Nevada on April 2, 2007, bringing you current with the State. We are pleased to enclose, a copy of the list as filed in the office of the Secretary of State authorizing:

AUTOBRAG INC.

to do business in the State of Nevada for the period

MARCH 2007 THRU MARCH 2008

We appreciate your business and look forward to serving the needs of your corporation in the future.

Very truly yours,

NEVADA AGENCY AND TRUST COMPANY

Sandi

Sandi Sei
Resident Agent Department

Enclosures

50 WEST LIBERTY STREET
RENO, NEVADA 89501

BANK OF AMERICA PLAZA SUITE 880

TELEPHONE (775) 322-0626
FAX (775) 322-5623

(PROFIT) ANNUAL LIST OF OFFICERS, DIRECTORS AND RESIDENT AGENT OF

AUTOBRAG INC.

(Name of Corporation)

FOR THE FILING PERIOD OF: 3/2007 TO 3/2008

The corporation's duly appointed resident agent in the State of Nevada upon whom process can be served is:

THE CORPORATION TRUST COMPANY OF NEVADA
6100 NEIL ROAD, SUITE 500
RENO, NV 89511

Filed in the office of	Document Number
[signature]	**20070228722-12**
Ross Miller	Filing Date and Time
Secretary of State	**04/02/2007 4:46 PM**
State of Nevada	Entity Number
	E0172602006-9

☐ CHECK BOX IF YOU REQUIRE A FORM TO UPDATE YOUR RESIDENT AGENT INFORMATION

(This document was filed electronically.)
THE ABOVE SPACE IS FOR OFFICE USE ONLY

Important: Read Instructions before completing and returning this form.

1. Print or type names and addresses either residence or business, for all officers and directors. A President, Secretary, Treasurer, or equivalent of and all Directors and all directors must be named. Have an officer sign the form. FORM WILL BE RETURNED IF UNSIGNED.
2. If there are additional directors attach a list of them to this form.
3. Return the completed to" with the filing fee. A $75.00 penalty must be added for failure to file this form by the deadline. An annual list received more than 90 days before its due date shall be deemed an amended list for the previous year.
4. Make your check payable to the Secretary of State. Your cancelled check will constitute a certificate to transact business per NRS 78.155. To receive a certified copy, enclose an additional $30.00 and appropriate instructions.
5. Return the completed form to: Secretary of State, 202 North Carson Street, Carson City, NV 897014201, (775) 684-5708.
6. Form must be in the possession of the Secretary of State on or before the last day of the month in which it is due. (Postmark date is not accepted as receipt date.) Forms received after due date will be returned for additional fees and penalties.

CHECK ONLY IF APPLICABLE

☐ This corporation is a publicly traded corporation. The Central Index Key number is:

☐ This publicly traded corporation is not required to have a Central Index Key number.

NAME	TITLE(S) PRESIDENT (OR EQUIVALENT OF)		
DANNY CHAN			
ADDRESS	CITY	St	Zip
10225 BARNES CANYON SUITE A211	SAN DIEGO	CA	92121

NAME	TITLE(S) SECRETARY (OR EQUIVALENT OF)		
ADILSON KRUGER			
ADDRESS	CITY	St	Zip
10225 BARNES CANYON SUITE A211	SAN DIEGO	CA	92121

NAME	TITLE(S) TREASURER (OR EQUIVALENT OF)		
ANTHONY ROBERT TURNBULL			
ADDRESS	CITY	St	Zip
10225 BARNES CANYON SUITE A211	SAN DIEGO	CA	92121

NAME	TITLE(S) DIRECTOR		
DANNY CHAN			
ADDRESS	CITY	St	Zip
10225 BARNES CANYON SUITE A211	SAN DIEGO	CA	92121

I declare, to the best of my knowledge under penalty of perjury, that the above mentioned entity has complied with the provisions of NRS 360.780 and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

X Signature of Officer
DANNY CHAN

Title: PRESIDENT

Date: 4/2/2007 4:45:58 PM

(PROFIT) ANNUAL LIST OF OFFICERS, DIRECTORS AND RESIDENT AGENT OF

AUTOBRAG INC.

FILE NUMBER E0172602006-9

NAME	TITLE(S)		
ANTHONY ROBERT TURNBULL	DIRECTOR		
ADDRESS	**CITY**	**ST**	**ZIP**
10225 BARNES CANYON SUITE A211	SAN DIEGO	CA	92121
NAME	TITLE(S)		
ADDRESS	**CITY**	**ST**	**ZIP**
NAME	TITLE(S)		
ADDRESS	**CITY**	**ST**	**ZIP**
NAME	TITLE(S)		
ADDRESS	**CITY**	**ST**	**ZIP**
NAME	TITLE(S)		
ADDRESS	**CITY**	**ST**	**ZIP**
NAME	TITLE(S)		
ADDRESS	**CITY**	**ST**	**ZIP**
NAME	TITLE(S)		
ADDRESS	**CITY**	**ST**	**ZIP**
NAME	TITLE(S)		
ADDRESS	**CITY**	**ST**	**ZIP**
NAME	TITLE(S)		
ADDRESS	**CITY**	**ST**	**ZIP**
NAME	TITLE(S)		
ADDRESS	**CITY**	**ST**	**ZIP**

State of California
Secretary of State

CERTIFICATE OF QUALIFICATION

I, BRUCE McPHERSON, Secretary of State of the State of California, hereby certify:

That on the **12TH day of OCTOBER, 2006, AUTOBRAG INC.**, a corporation organized and existing under the laws of **NEVADA**, complied with the requirements of California law in effect on that date for the purpose of qualifying to transact intrastate business in the State of California, and that as of said date said corporation became and now is qualified and authorized to transact intrastate business in the State of California, subject however, to any licensing requirements otherwise imposed by the laws of this State.



IN WITNESS WHEREOF, I execute this certificate and affix the Great Seal of the State of California this day of October 12, 2006.

BRUCE McPHERSON
Secretary of State

NP-25 (REV 03/31/05)

OSP 05 94201



SECRETARY OF STATE
STATE OF CALIFORNIA

Business Programs Division

Congratulations, your Articles of Incorporation have been filed with the California Secretary of State. Welcome to California's business entity community.

➤ Filing Articles of Incorporation pursuant to California Corporations Code section 200 does not of itself authorize the use in this state of a corporate name in violation of the rights of another who may have acquired rights to the use of the name by reason of the following laws:

- Federal Trademark Act
  (United States Code, Title 15, Section 1051 et seq.)

- California Trademark Act
  (Business and Professions Code section 14200 et seq.)

- Fictitious Business Name Act
  (Business and Professions Code section 17900 et seq.)

- Common law rights, including rights to a trade name

If you have any questions regarding such rights, you may wish to seek private legal counsel.

➤ A Statement of Information is required to be filed with the Secretary of State within 90 days of filing the original Articles of Incorporation and annually thereafter. The required statement can be filed online at **https://businessfilings.ss.ca.gov.** If you choose not to file online, a statement form and filing instructions are enclosed.

➤ All business entities are subject to state and federal tax laws and may be subject to additional requirements depending on the type of entity formed. Please see the reverse side of this notice for information regarding other agencies you may need to contact to ensure proper compliance.

(Please see reverse)

2597481

FILED
In the office of the Secretary of State
of the State of California

OCT 12 2006

STATEMENT AND DESIGNATION BY FOREIGN CORPORATION

Autobrag Inc
(Name of Corporation)

__________, a corporation organized and existing under the laws of Nevada (State or Place of Incorporation), makes the following statements and designation:

1. The address of its principal executive office is 10225 Barnes Canyon Road Suite A211, San Diego, CA 92121.

2. The address of its principal office in the State of California is 10225 Barnes Canyon Road. Suite A211, San Diego, CA 92121.

DESIGNATION OF AGENT FOR SERVICE OF PROCESS IN THE STATE OF CALIFORNIA

(Complete either Item 3 or Item 4.)

3. (Use this paragraph if the process **agent is a natural person.**)

ADILSON KRUGER, a natural person residing in the State of California, whose complete address is 3813 LELAND ST SAN DIEGO, CA, 92106, is designated as agent upon whom process directed to this corporation may be served within the State of California, in the manner provided by law.

4. (Use this paragraph if the process **agent is a corporation.**)

__________, a corporation organized and existing under the laws of __________, is designated as agent upon whom process directed to this corporation may be served within the State of California, in the manner provided by law.

NOTE: Corporate agents must have complied with California Corporations Code Section 1505 prior to designation.

5. It irrevocably consents to service of process directed to it upon the agent designated above, and to service of process on the Secretary of State of the State of California if the agent so designated or the agent's successor is no longer authorized to act or cannot be found at the address given.

[signature]
(Signature of Corporate Officer)

Danny Chan President
(Typed Name and Title of Officer Signing)

*Secretary of State **Form***
S&DC-STOCK/NONPROFIT (REV 03/2005)